UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

963025705
(CUSIP Number)

Daniel Khoshaba Alexander Palm Road Boca Raton, Florida 33432 Telephone Number: (917) 543-0004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

___________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	963025705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Khoshaba

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,105,924

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,105,924

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,105,924

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	963025705

Item 1.	Security and Issuer.

The name of the issuer is Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2529 Virginia Beach Boulevard, Virginia Beach, Virginia 23452. This Amendment No. 6 to Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the “Shares”).

Item 2.	Identity and Background.

(a), (f)	The person filing this statement is Daniel Khoshaba, a United States citizen (“Mr. Khoshaba”).

(b)	Mr. Khoshaba’s principal business address is c/o Alexander Palm Road, Boca Raton, Florida 33432.

(c)	Mr. Khoshaba was formerly the Chief Executive Officer of the Issuer and was formerly a member of its board of directors (the “Board”).

(d)	Mr. Khoshaba has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Khoshaba has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 1,105,924 Shares beneficially owned by Mr. Khoshaba came from his personal funds. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

On December 13, 2021, Mr. Khoshaba, the ex-Chief Executive Officer of the Issuer, an ex-member of the Board and the Issuer’s largest individual shareholder, sent a letter to the other Board members and officers of the Issuer (the “Letter to the Board”). The Letter to the Board expresses Mr. Khoshaba’s concerns with the recent developments at the Issuer. Mr. Khoshaba believes that the Board has failed to provide effective corporate governance and sound leadership to the Issuer, especially in the wake of the Board’s decision to pressure Mr. Khoshaba to resign as Chief Executive Officer. The foregoing was a summary of the Letter to the Board. The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the Letter to the Board, which has been filed as Exhibit A hereto, and is incorporated herein by reference.

Except as otherwise set forth herein, Mr. Khoshaba does not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, Mr. Khoshaba reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Shares he may be deemed to beneficially own in open-market or in privately negotiated transactions, on such terms and at such times as Mr. Khoshaba may deem advisable.

Item 5.	Interest in Securities of the Issuer.

	(a) - (d)	As of the date hereof, Mr. Khoshaba may be deemed to be the beneficial owner of 1,105,924 Shares, constituting 11.4% of the Shares, based upon 9,712,986 Shares outstanding as of the date hereof. Mr. Khoshaba has the sole power to vote or direct the vote of 1,105,924 Shares and the shared power to vote or direct the vote of 0 Shares. Mr. Khoshaba has the sole power to dispose or direct the disposition of 1,105,924 Shares and the shared power to dispose or direct the disposition of 0 Shares.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Khoshaba does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in a prior Schedule 13D filed by Mr. Khoshaba in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Letter to the Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2021
(Date)

Daniel Khoshaba

/s/ Daniel Khoshaba

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

December 13, 2021

Wheeler Real Estate Investment Trust, Inc.

2529 Virginia Beach Blvd.

Virginia Beach, Virginia 23452

Attn: The Shareholders

Dear Wheeler Board Members,

It’s been almost 4 months since the board wrongly terminated me without cause as CEO of Wheeler Investment Trust (the “Company”). The stock is now down over 60% since I left the company and Andy Franklin became CEO.

I am the Company’s largest individual shareholder. As the Board knows, I became a member of WHLRs Board of Directors in February of 2020. Upon the departure of David Kelly, the Company’s former CEO, the Board asked me to become CEO and on April 14th, 2021, I became the CEO of WHLR. When I did so I agreed to serve as CEO without cash compensation. The Company was in dire straits and I didn’t feel that it could sustain any further increases in compensation. However, I was given an incentive-based compensation package which would begin to vest when the stock hit $10 a share.

As a result, my compensation as CEO was 100% tied to the Company’s stock price performance. During the 14 months I served as CEO, the Company experienced unprecedented operational improvement. Cash flow was at record level highs, CG&A was at its lowest level in years and occupancy hit over 90%. As the Company’s performance markedly improved, the stock price followed - climbing from $1.10 when I became CEO to $ 5.40 a share in just 14 months. All of this improvement occurred during the worst of the COVID-19 pandemic.

That all came to an end on July 5th, 2021, when the Board forced me out. I was told that the Board no longer had confidence in me and that my employment as CEO was being terminated. These statements were clearly pretextual and unsupported. No other explanation was provided to me.

At the time of my termination, it was 10 days away from the annual shareholder meeting where shareholders would vote on my incentive compensation package. Through proxy votes received prior to my termination, shareholders overwhelmingly voted in favor of my compensation package but because I was no longer with the company the agreement had become null and void.

Immediately after my departure, the board installed Andy Franklin, who had been the Company’s COO, as the CEO. On November 8th the company reported its third quarter result. This was the first full quarter under Andy Franklin’s leadership. The results of the quarter were alarming. CG&A increased by 62%, property expenses rose by 5% and the company’s total expenses climbed by 11% versus a year earlier when I was CEO.

During my tenure as CEO, I renegotiated vendor agreements which resulted in several hundred thousand dollars in savings. I put in place several tenant centric initiatives including, quarterly letters and questionnaires sent directly to our tenants to gauge how our property managers were doing in their jobs. I had a laser focus on expenses, the implementation of hard budgets that were driven to the bottom of the organization and initiatives to improve occupancy and mix of our tenants at our centers. I also held semi-monthly companywide meetings to convey the goals and objectives of the company, and to answer any questions that our associates had about strategy, direction, objectives, or anything else they wished to discuss with me. Moreover, there was much more we planned to do to continue to improve the operations with a focus on cost, occupancy, the improvement of the quality of our centers and cash flow generation.

I believe that forcing me out was also an attempt to get out of a promise that was made to compensate me for my work as CEO through a SARS agreement.

The Directors have acted in their own self-interest and contrary to the best interests of the Company in breach of their fiduciary duties. The Directors have also allowed transactions to proceed despite substantial conflicts of interest.

If the Board is not willing or able to correct the Company’s course then there will have to be new officers and directors who will protect the interests of shareholders.

Sincerely,

Daniel Khoshaba Ex-Chief Executive Officer and Ex-Board Member Alexander Palm Road Boca Raton, Florida 33432 Phone: (917) 543-0004